CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 25, 2007

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: October 25, 2007	By /s/ Daniel Salazar Ferrer, CFO

Third Quarter 2007 Results | Page 1

Industrias Bachoco Announces Third Quarter 2007 Results

Celaya, Gto., Mexico, - October 25, 2007 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco B), Mexico’s leading producer and processor of poultry products, today announced its unaudited results for the quarter ended September 30, 2007. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of September 30, 2007.

Highlights:
• Bachoco recorded sales of Ps. 4,623.1 during the quarter, 24.5% above the Ps. 3,711.8 million reached in the same 2006 period
• Operating margin for the quarter of 10.7%, compares to 6.9% in 3Q06
• EBITDA, of Ps. 635.6 million, was 62.3% above the Ps. 391.5 million of 3Q06
• Bachoco achieved an EPS of Ps. 0.61 (US$0.67 per ADS) for the quarter compared to an EPS of Ps. 0.39 (US$0.43 per ADS) for the same period last year

CEO’s Comments:

Cristóbal Mondragón, Bachoco’s CEO, stated, “Favorable market conditions in the quarter fueled the growth in sales and volume.

“We will continue with our efforts to expand our presence and commercial distribution channels in all Mexico to serve every costumer looking for Bachoco products.

“Our financials will remain strong and our CAPEX will continue to be entirely financed by internal resources.”

Third Quarter 2007 Results | Page 2

THIRD QUARTER 2007 RESULTS

Net Sales
Net sales for the quarter reached Ps. 4,623.1 million, 24.5% above the Ps. 3,711.8 million reported in 3Q06. This increase was mainly driven by the 29.0% increase in chicken sales, 13.5% in table eggs sales, 34.9% in swine sales, and a 0.3% increase in balanced feed sales.

Net Sales by Product Line	3Q07	3Q06
	%	%
CHICKEN	79.1	76.3
EGGS	9.1	10.0
BALANCED FEED	7.7	9.6
SWINE AND OTHER LINES	4.1	4.1
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s third quarter gross margin of 22.9% was higher than 20.5% in 3Q06. The increase is mainly attributed to the 24.5% sales increase, which partly contributed to the 20.8% increase in the cost of sales. However, the Company’s operating margin of 10.7% compares favorably to the 6.9% margin of the same 2006 quarter. EBITDA during the quarter totaled Ps. 635.6 million.

Taxes
Taxes recognized by the Company during the quarter were Ps. 106.7 million.

Net Income
Net income for 3Q07 was Ps. 364.5 million, or Ps. 0.61 per share (US$0.67 per ADS), compared to net income of Ps.235.8 million, or Ps.0.39 per share (US$0.41 per ADS) reported in the same period of 2006.

Third Quarter 2007 Results | Page 3

RESULTS BY BUSINESS SEGMENT

Chicken
Chicken sales rose 29.0% during 3Q07 as a result of a 10.3% volume and a 16.9% price increase. The chicken market remains in good shape and had a positive impact in pricing; the increase in volume resulted from added capacity driven in part by the new operations.

Table Eggs
Volume sales of table eggs grew 13.5%, with volumes increasing 3.4% and a price increase of 9.8% when compared to same last year’s quarter.

Balanced Feed
Sales of balanced feed increased slightly during this quarter by 0.3% when compared to 3Q06; however, pricing rose by 16.8% and volume decreased by 14.1%.

Swine and Other Lines
Sales of swine and other lines increased 34.9% in the quarter. This increase was mainly the result of a 34.1% increase in volume of swine.

Third Quarter 2007 Results | Page 4

NINE MONTHS 2007

Net Sales
Net sales for the first nine months were 19.4% higher at Ps. 13,403.0 million, when compared to Ps. 11,221.9 million reported in the same 2006 period. Sales rose mainly as chicken sales grew 20.7%, table eggs increased 20.8%, balanced feed rose 6.5% and swine and other lines increased 21.5%.

Net Sales by Product Line	Nine Months 2007	Nine Months 2006
	%	%
CHICKEN	78.2	77.4
EGGS	9.3	9.2
BALANCED FEED	8.1	9.1
SWINE AND OTHER LINES	4.4	4.3
TOTAL COMPANY	100.0%	100.0%

Operating Results
Bachoco’s gross margin reached 21.7% during the first nine months of the year, well above the 21.0% gross margin reported in the same 2006 period. The increase was primarily due to a 19.4% increase in sales, which was partially offset by an 18.5% increase in the cost of sales. Bachoco’s operating margin of 9.5% compares favorably to the 7.6% operating margin reached in the same 2006 period. EBITDA during this period reached Ps. 1,686.0 million.

Taxes
The taxes recognized by the Company during the year were Ps.316.1 million.

Net Income
Net income for the year ended September 30, 2007, was Ps. 1,081.6 million. Earnings per share reached Ps. 1.80, (U.S. $1.98 per ADS), compared to Ps. 1.33 (U.S. $1.46 per ADS) reported for the same 2006 period.

Balance Sheet
The Company maintained a healthy financial structure. Liquidity remained solid with cash and cash equivalents at Ps. 3,446.2 million as of September 30, 2007. Debt was Ps. 116.7 million as of September 30, 2007.

Capex during the nine-month period was Ps. 471.8 million.

Third Quarter 2007 Results | Page 5

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco’s main business lines are chicken, eggs, and swine, and the Company is also an important player in the balanced feed industry in Mexico. The Company’s headquarters are based in Celaya, Guanajuato, located in Mexico’s central region.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol Bachoco B, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

The Company posted net sales of U.S. $1.39 billion for 2006, divided among the Company’s four main product lines as follows: 77.6% chicken, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

For more information, please visit Bachoco’s website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

Third Quarter 2007 Results | Page 6

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(millions of constant pesos as of September 30, 2007, and millions of U.S. dollars, except per share data)

	Third Quarter						Nine Months Ended
	Sep '30		Sep '30		Sep '30		Sep '30		Sep '30		Sep '30
	2007(1)		2007		2006		2007(1)		2007		2006

Net Sales	US	423	Ps	4,623	Ps	3,712	US	1,226	Ps	13,403	Ps	11,222
Cost of Sales		326		3,563		2,950		960		10,498		8,860
Gross Profit		97		1,060		762		266		2,905		2,361
Selling, general and administrative expenses		52		567		504		150		1,637		1,507
Operating Income		45		493		257		116		1,268		854
Comprehensive Financing Cost (income)
Interest Expense (Income)		(4)		(38)		(48)		(14)		(153)		(123)
Foreign Exchange Loss (gain)		(0)		(5)		9		0		1		(50)
Gain from Monetary Position		3		34		35		4		45		48
Total Comprehensive Financing Cost (income)		(1)		(10)		(4)		(10)		(107)		(125)
Other Income Net		(3)		(31)		37		2		25		22
Income before Provisions for Income
Tax, Employee Profit Sharing and Minoritary
Interest		43		471		298		128		1,400		1,001

Provisions for:
Income Tax, Asset Tax		(5)		(54)		(19)		(11)		(126)		(167)
Deferred Income Taxes		(5)		(53)		(42)		(17)		(191)		(32)
Income before Minority Interest		33		365		237		99		1,084		801
Minority Interest		(0)		(0)		(1)		(0)		(2)		(2)
Net Income		33		365		236		99		1,082		800
-				-		-		-		-		-
Weighted Average Shares Outstanding (Thousand)		600,000		600,000		599,704		600,000		600,000		599,427
Net Income per Share		0.67		0.61		0.39		1.98		1.80		1.33
Dividend per Share		-		-		-		0.05		0.60		0.62

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9315 per U.S. dollar, the noon buying rate at September 28, 2007.

Third Quarter 2007 Results | Page 7

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(millions of constant pesos as of September 30, 2007, and millions of U.S. dollars)

	Sep '30 2007(1)		Sep '30 2007		Dec '31 2006

ASSETS
Current Assets:
Cash and Cash Equivalents	US	315	Ps	3,446	Ps	3,535
Accounts Receivable less Allowance for Doubtful
Accounts		54		585		532
Inventories		378		4,133		2,792
Other Current Assets		45		492		384
Total Current Assets		792		8,656		7,244
Net Property, Plant and Equipment		891		9,745		9,740
Other Non Current Assets		32		347		335
Total Non Current Assets		923		10,092		10,075
TOTAL ASSETS		1,715		18,748		17,319

LIABILITIES
Current Liabilities:
Notes Payable to Banks		6		64		10
Trade Accounts Payable		93		1,019		838
Other Accrued Liabilities		55		603		296
Total Current Liabilities		154		1,686		1,144
Long-Term Debt		5		53		35
Labor Obligations		5		50		78
Deferred Income Taxes and Others		208		2,272		2,152
Total Long-Term Liabilities		217		2,375		2,265
TOTAL LIABILITIES		371		4,061		3,409

STOCKHOLDERS' EQUITY
Capital stock		208		2,279		2,264
Premium in Public Offering of Shares		59		650		734
Retained Earnings		1,412		15,431		18,619
Net Income for the Year		99		1,082		894
Deficit from Restatement of Stockholders' Equity		(334)		(3,647)		(3,703)
Reserve for Repurchase of Shares		22		240		157
Minimum Seniority Premium Liability Adjustment		-		-		(1)
Effect of Deferred Income Taxes		(128)		(1,394)		(5,099)
Total Majority Stockholder's Equity		1,339		14,640		13,865
Minority Interest		4		47		45
TOTAL STOCKHOLDERS' EQUITY		1,344		14,687		13,910

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		1,715		18,748		17,319

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9315 per U.S. dollar, the noon buying rate at September 28, 2007.

Third Quarter 2007 Results | Page 8

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(millions of constant pesos as of September 30, 2007, and millions of U.S. dollars)

	Sep-30 2007(1)		Sep '30 2007		Dec '31 2006

Operating Activities:
Net Income	US$	99	Ps.	1,084	Ps.	801
Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others		38		416		395
Changes in Operating Assets and Liabilities		(86)		(938)		16
Deferred Income Taxes		11		122		37
Resources Provided by Operating Activities		63		684		1,251

Financing Activities:
Increase of Capital Stock		0		0		0
Proceeds from Long-term Debt		-		-		-
Proceeds from Short-term Debt		12		132		44
Repayment of Long-term Debt and Notes Payable		(4)		(49)		(69)
Decrease in Long-term Debt in Constant Pesos		(1)		(11)		(4)
Cash Dividends Paid		(33)		(357)		(373)
Resources Provided by (Used in) Financing Activities		(26)		(285)		(401)

Investing Activities:
Acquisition of Property, Plant and Equipment		(43)		(472)		(584)
Minority Interest		0		2		(1)
Others		(1)		(13)		(28)
Resources Used in Investing Activities		(44)		(483)		(613)

Net (Decrease) Increase in Cash and Cash
Equivalents		(8)		(84)		237

Cash and Cash Equivalents at Beginning of Period		323		3,530		3,369

Cash and Cash Equivalents at End of Period	US$	315	Ps.	3,446	Ps.	3,606

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9315 per U.S. dollar, the noon buying rate at September 28, 2007.